SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

Smart Online, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

83171V 10 0
(CUSIP Number)

Avy Lugassy
Atlas Capital, SA
118 Rue du Rhone
CH-1204
Geneva Switzerland
+41 22 718 1 741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83171V 10 0

1.	NAMES OF REPORTING PERSONS

Atlas Capital, SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Switzerland
NUMBER OF	7.	SOLE VOTING POWER:
SHARES		7,265,269 (1)
BENEFICIALLY	8.	SHARED VOTING POWER:
OWNED BY		0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER:
PERSON WITH		7,265,269 (1)
	10.	SHARED DISPOSITIVE POWER:
		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,265,269 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	See Item 5 for a detailed explanation of the Reporting Person's beneficial ownership of Common Stock.

This Amendment No. 28 (this "Amendment") amends the Report on Schedule 13D, originally filed on April 4, 2008, as amended on April 24, 2008, April 25, 2008, May 5, 2008, May 14, 2008, May 19, 2008, May 22, 2008, June 18, 2008, July 14, 2008, October 14, 2008, November 5, 2008, February 9, 2009, March 4, 2009, April 8, 2009, May 7, 2009, June 11, 2009, August 3, 2009, September 11, 2009, October 19, 2009, November 20, 2009, January 7, 2010, March 2, 2010, April 9, 2010, June 15, 2010, July 6, 2010, August 16, 2010, September 8, 2010, and September 20, 2010 (as amended, the "Schedule 13D"). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

As of September 30, 2010, the Reporting Person has acquired, in the aggregate, 7,265,269 shares of Common Stock either from the Issuer or from other shareholders of the Issuer. The Reporting Person has paid an aggregate of $19,644,247.08 for these shares from corporate funds, including 56,206 shares acquired from Dennis Michael Nouri (the former President and Chief Executive Officer of the Issuer) pursuant to a note cancellation agreement. In exchange for the shares acquired from Mr. Nouri, the Reporting Person cancelled a note under which Mr. Nouri owed the Reporting Person principal and interest totaling $85,117.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Person acquired the shares of Common Stock for investment purposes. Subject to, among other things, the Issuer's business prospects, prevailing prices, and market conditions, the Reporting Person may purchase additional shares of Common Stock and/or other securities of the Issuer from time to time in the open market, in privately negotiated transactions, or otherwise. In addition, one of the Reporting Person's investment goals is diversification, which may require the Reporting Person to sell shares of Common Stock. Accordingly, the Reporting Person may, from time to time, make decisions to sell shares of Common Stock based upon then-prevailing market conditions.

On November 14, 2007, in an initial closing, the Issuer sold convertible secured subordinated notes due November 14, 2010 (as amended through the date hereof, the "Notes") in the aggregate principal amount of $3.3 million to noteholders, including the Reporting Person (together with new investors in the Notes, the "Noteholders"). In addition, the Noteholders committed to purchase Notes of up to an aggregate principal amount of $5.2 million, on a pro rata basis, upon approval and call by the Issuer's Board of Directors in future closings. On August 12, 2008, the Issuer exercised its option to sell Notes in the aggregate principal amount of $1.5 million with substantially the same terms and conditions as the Notes sold on November 14, 2007. In connection with the sale of the additional Notes, the Noteholders holding a majority of the aggregate principal amount of the Notes outstanding agreed to increase the aggregate principal amount of Notes that they committed to purchase from $8.5 million to $15.3 million. On November 21, 2008, the Issuer sold Notes in the aggregate principal amount of $500,000 to two new investors, and on January 6, 2009, the Issuer sold a Note in the principal amount of $500,000 to the Reporting Person, all on substantially the same terms and conditions as the previously issued Notes.

On February 24, 2009, the Issuer sold a Note in the principal amount of $500,000 to the Reporting Person on substantially the same terms and conditions as the previously issued Notes. On the same date, the Noteholders holding a majority of the aggregate principal amount of the Notes outstanding agreed that the Issuer may sell additional convertible secured subordinated notes in an aggregate principal amount of up to $6 million to new investors or existing Noteholders at any time on or before December 31, 2009 with a maturity date of November 14, 2010 or later. In addition, the definition of “Maturity Date” for each of the Notes was changed from November 14, 2010 to the date upon which the Note is due and payable, which is the earlier of (1) November 14, 2010, (2) a change of control, or (3) if an event of default occurs, the date upon which Noteholders accelerate the indebtedness evidenced by the Notes.

The formula for calculating the conversion price of the Notes was also amended such that the conversion price of each outstanding Note and any additional note sold in the future would be the same and set at the lowest applicable conversion price, as described below.

On each of April 3, 2009 and June 2, 2009, the Issuer sold a Note in the principal amount of $500,000 to the Reporting Person on substantially the same terms and conditions as the previously issued Notes. On each of July 16, 2009, August 26, 2009, September 8, 2009, and October 5, 2009, the Issuer sold a Note in the principal amount of $250,000 to the Reporting Person on substantially the same terms and conditions as the previously issued Notes.  On November 6, 2009, the Issuer sold a Note in the principal amount of $500,000, and on December 23, 2009, the Issuer sold a Note in the principal amount of $750,000, to the Reporting Person on substantially the same terms and conditions as the previously issued Notes.  On February 11, 2010, the Issuer sold a Note in the principal amount of $500,000 to the Reporting Person on substantially the same terms and conditions as the previously issued Notes.

On March 5, 2010, the Company and the Noteholders holding a majority of the aggregate principal amount of the Notes outstanding agreed to extend the maturity date for each of the Notes from November 14, 2010 to November 14, 2013, and amended each of the outstanding Notes and related documents to reflect this extension.

On April 1, 2010, the Issuer sold a Note to the Reporting Person in the principal amount of $350,000, due November 14, 2013, upon substantially the same terms and conditions as the previously issued Notes.  On June 2, 2010, the Issuer sold a Note to the Reporting Person in the principal amount of $600,000, on July 1, 2010, the Issuer sold a Note to the Reporting Person in the principal amount of $250,000, and on August 13, 2010, the Issuer sold a Note to the Reporting Person in the principal amount of $100,000, each of which Notes are due November 14, 2013, and were issued upon substantially the same terms and conditions as the previously issued Notes.  On August 30, 2010, the Issuer sold a Note to the Reporting Person in the principal amount of $200,000, and on September 14, 2010, the Issuer sold a Note to the Reporting Person in the principal amount of $300,000, each of which Notes are due November 14, 2013, and were issued upon substantially the same terms and conditions as the previously issued Notes.  On September 30, 2010, the Issuer sold a Note to the Reporting Person, due November 14, 2013, in the principal amount of $300,000, issued upon substantially the same terms and conditions as the previously issued Notes.

The Issuer is obligated to pay interest on the Notes at an annualized rate of 8% payable in quarterly installments commencing three months after the purchase date of the Notes. The Issuer does not have the ability to prepay the Notes without the approval of Noteholders holding at least a majority of the principal amount of the Notes then outstanding.

On the earlier of November 14, 2013 or a merger or acquisition or other transaction pursuant to which the Issuer's existing stockholders hold less than 50% of the surviving entity, or the sale of all or substantially all of the Issuer's assets, or similar transaction, or event of default, each Noteholder in its sole discretion shall have the option to:

o     convert the principal then outstanding on its Notes into shares of Common Stock, or

o     receive immediate repayment in cash of the Notes, including any accrued and unpaid interest.

If a Noteholder elects to convert its Notes under these circumstances, the conversion price will be the lowest "applicable conversion price" determined for each Note. The "applicable conversion price" for each Note shall be calculated by multiplying 120% by the lowest of:

o     the average of the high and low prices of the Common Stock on the OTC Bulletin Board averaged over the five trading days prior to the closing date of the issuance of such Note,

o     if the Common Stock is not traded on the Over-The-Counter market, the closing price of the Common Stock reported on the Nasdaq National Market or the principal exchange on which the Common Stock is listed, averaged over the five trading days prior to the closing date of the issuance of such Note, or

o     the closing price of the Common Stock on the OTC Bulletin Board, the Nasdaq National Market or the principal exchange on which the Common Stock is listed, as applicable, on the trading day immediately preceding the date such Note is converted, in each case as adjusted for stock splits, dividends or combinations, recapitalizations or similar events.

Payment of the Notes will be automatically accelerated if the Issuer enters voluntary or involuntary bankruptcy or insolvency proceedings.

The Notes and Common Stock into which they may be converted have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state, local, or foreign securities laws. As a result, offers and sales of the Notes were made pursuant to Regulation D under the Securities Act and only to accredited investors.

In addition, if the Issuer proposes to file a registration statement to register any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash, subject to certain limitations, the Issuer must give each Noteholder who has converted its Notes into Common Stock the opportunity to include such shares of converted Common Stock in the registration. The Issuer has agreed to bear the expenses for any of these registrations, exclusive of any stock transfer taxes, underwriting discounts, and commissions.

The Convertible Secured Subordinated Note Purchase Agreement, the Form of Convertible Secured Subordinated Promissory Note, the Registration Rights Agreement, and the Security Agreement are attached to the Quarterly Report of the Issuer on Form 10-Q filed on November 14, 2007, as, respectively, Exhibits 4.1, 4.2, 10.6 and 10.7 thereto, and are incorporated herein by reference.  The First Amendment to Convertible Secured Subordinated Note Purchase Agreement is attached to the Quarterly Report of the Issuer on Form 10-Q filed on November 12, 2008 as Exhibit 4.1 thereto, and is incorporated herein by reference.  The Second Amendment and Agreement to Join as a Party to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement, the Third Amendment to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement and Amendment to Convertible Secured Subordinated Promissory Notes, and the Form of Convertible Secured Subordinated Promissory Note to be issued post January 2009 are attached to the Annual Report of the Issuer on Form 10-K filed on March 30, 2009, as, respectively, Exhibits 4.5, 4.6 and 4.7 thereto, and are incorporated herein by reference.  The Fourth Amendment to Convertible Secured Subordinated Note Purchase Agreement, Second Amendment to Convertible Secured Subordinated Promissory Notes and Third Amendment to Registration Rights Agreement, together with the Form of Convertible Secured Subordinated Promissory Note to be issued post March 5, 2010 is attached to the Form 8-K filed on March 8, 2010 as Exhibit 99.1 thereto, and is incorporated herein by reference.

Except as may be set forth herein, the Reporting Person has no plans or proposals which would relate to or result in any of the matters set forth below:

(a)   the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)   an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)   a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)   any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer's Board of Directors or to fill any existing vacancies thereon;

(e)   any material change in the present capitalization or dividend policy of the Issuer;

(f)   any other material change in the Issuer's business or corporate structure;

(g)   changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)   causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)   a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)   any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) The Reporting Person beneficially owns 7,265,269 shares of Common Stock, which represents approximately 40% of the issued and outstanding shares of Common Stock.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all 7,265,269 shares of Common Stock reported in Item 5(a) of this Schedule 13D.

(c) The trading dates, number of shares of Common Stock purchased and price per share for all transactions in the Common Stock that were effected since the triggering date of the Reporting Person's most recently filed Schedule 13D are set forth below. All transactions represent purchases of Common Stock on the OTC Bulletin Board by the Reporting Person.

Date of Transaction	Number of Shares Purchased	Price Per Share
—	—	—

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ATLAS CAPITAL, SA

Dated: October 8, 2010
/s/Avy Lugassy
Name: Avy Lugassy
Title: Member of the Management